

Axos Financial, Inc.
Investor Presentation

May 4, 2023

NYSE: AX

Safe Harbor



This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos' financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its 2022 Form 10-K, as supplemented by its Quarterly Report on Form 10-Q for the period ended December 31, 2022, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Axos undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.

Axos' Business Model is Differentiated From Other Banks



Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing	• Automated fulfillment	• Self-service	• Balance sheet
• Affinity and Distribution Partners	• Inbound call center sales	• Digital journey	• Whole loan sales options
• Data mining/target feeding direct marketing	• Outbound call center sales	• Direct banker (call center)	• Securitization
• Cross-selling	• Minimal outside sales		
	• Significant inside sales		

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group	Percentile
ROAA	1.75%	1.05%	82%
Return on equity	16.20%	8.37%	89%
Non-interest expense	2.18%	2.41%	36%
Efficiency ratio	46.33%	66.32%	11%

The 89% on ROE means that the Bank outperformed 89% of all banks. The 11% efficiency ratio ranking means that only 11% of banks have lower expenses in comparison to their revenues. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 12/31/22; data retrieved 3/29/23.
Note: Peer group is all savings banks (101) with assets greater than $1 billion for quarter ended 12/31/22.

4

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth



Investment Thesis

> Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments

> Differentiated retail digital strategy from "online savings banks" or fin-tech competitors

> Structural cost advantage vs. traditional banks

> Differentiated distribution strategy

> New business initiatives generate incremental growth

> Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity

> Technology synergies among divisions reduce overall cost of growth strategy

Consolidated Fiscal Third Quarter 2023 Highlights Compared with Fiscal Third Quarter 2022

Asset Growth



Deposit Growth



Net Income



Diluted EPS



Return on Equity = 17.42%

Return on Assets = 1.71%

Diluted EPS and Book Value Per Share Have Been Consistently Strong

aXOS

Diluted EPS (FY)



Book Value Per Share (FY)



Net Interest Margin has been Stable/Rising Through a Variety of Interest Rate Cycles*



Stable Net Interest Margin

NIM values: 3.84%, 3.76%, 3.83%, 3.92%, 4.13%, 4.26%, 4.49%, 4.42%

Effective Fed Funds rate values: 1.91%, 2.40%, 0.08%, 0.08%, 0.26%, 3.08%, 4.33%, 4.83%

Years: 2018, 2019, 2020, 2021, 2022, Q1 2023, Q2 2023, Q3 2023

— NIM   — Effective Fed Funds rate

* NIM excludes impact of HRB; relationship with HRB terminated in December 2021.

Loan Portfolio More Sensitive to Rate Increases Today Compared to Last Fed Fund Rate Hike Starting in 2015

September 30, 2015



Variable rate 9%

Fixed 11%

Hybrid 80%

March 31, 2023



Fixed 7%

Hybrid 36%

Variable rate 57%

Interest Rate Components of Loan & Lease Portfolio
At March 31, 2023



Mix of Loan Repricing Types



Fixed 7%

Variable 57%

Hybrid 36%

Fixed/Hybrid Years to Maturity / Repricing*



$M

Years	1/2	1	2	3	5	10	20	>20
$M	198	839	1,937	2,907	5,627	6,755	6,767	6,825
	3%	12%	29%	43%	83%	99%	100%	100%

*Excludes SF Warehouse Lending and Equipment Leasing. The years to repricing assumes no loan prepayments and reflects only contractual terms.

Of the fixed and hybrid rate loan balances in our portfolio at March 31, 2023, 43% will reprice within 3 years and 83% will reprice within 5 years

Optionality with Deposits from Axos Securities

Securities segment provides on average approximately $2.4 billion of deposits that can be brought on balance sheet or pushed to partner banks to generate fee income

> Provides stable, low/no-cost deposits that can be used to fund Axos Bank's loan growth
> 17 partner banks hold on average approximately $800 million deposits off Axos Bank's balance sheet
> Significant upside to fee income if interest rates rise and/or more deposits are pushed to partner banks

Annualized Fee Income $M[1]



■ Current $0.8B Off-B/S   ■ Incremental $1.6B Off-B/S

(1)   Amount of fee income may be higher or lower, depending on amount of deposits from Axos Securities that is actually held on or off Axos Bank's balance sheet. Base is equal to effective federal funds rate (EFFR) of 4.83% as of April 24, 2023.

Axos Advisor Services (AAS) Cash Sorting



AAS Assets Under Custody (AUC) and Cash Ending Balances

Legend: Assets Under Custody | Cash | Cash as % of AUC

*EAS acquisition closed August 2, 2021

Loan Growth by Category for Third Quarter Ended March 31, 2023



$ millions

Category	Subcategory	Q3 FY23	Q2 FY23	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,925	$3,845	$80
	SF Warehouse Lending	162	144	18
Multifamily & Commercial Mortgage	Multifamily	2,245	2,175	70
	Small Balance Commercial	838	875	(37)
Commercial Real Estate	CRE Specialty	4,952	4,981	(29)
	Lender Finance RE	842	781	61
Commercial & Industrial Non-RE	Lender Finance Non-RE	1,598	1,391	207
	Equipment Leasing	121	125	(4)
	Asset-Based Lending	736	693	43
Auto & Consumer	Auto	518	555	(37)
	Unsecured / OD	77	77	-
Other		6	7	(1)
Loans		**$16,020**	**$15,649**	**$371**

Prudent Loan Growth With Low LTVs



Net Loans – Last Five Quarters ($ in Millions)

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
Net Loans	$13,094	$14,091	$15,212	$15,473	$15,836

Average Mortgage Loan to Value

	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
Multifamily	55%	53%	53%	53%	54%
Single family	57%	57%	57%	57%	57%

CRE Specialty Detail as of March 31, 2023

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Performing Loans (mm)
Multifamily	$1,535	44%	$0
SFR	1,120	41	15
Hotel	775	41	0
Office	673	37	0
Industrial	325	46	0
Retail	255	42	0
Other	269	41	0
Total	$4,952	42%	$15



LTV Distribution
- ■ <=50%
- ■ > 50% to 60%
- ■ >60% to 65%
- ■ > 65%

75%
21%
2%
2%

Strong Loan Origination Growth

Fiscal Year Loan Originations



$ Billions

Annual growth rate	2017	2018	2019	2020	2021	2022
	12.0%	33.9%	12.0%	0.0%	-3.6%	37.0%

14.5% 5-yr CAGR

- 5.6 (1.4 / 4.2)
- 7.5 (1.6 / 5.9)
- 8.4 (1.5 / 6.9)
- 8.4 (1.6 / 6.8)
- 8.1 (1.6 / 6.5)
- 11.1 (0.7 / 10.4)

■ Loans for Investment   ■ Loans for Sale

Future Plans

> Organic growth in existing business lines

- Multifamily geographic expansion
- Small Balance Commercial Real Estate expansion
- Large Balance Commercial / Specialty Real Estate expansion

> Additional C&I verticals/product expansion

> RIA M&A and succession lending

Expect ~7-13% Loan Growth over Next Few Quarters

16

Diversified Deposit Gathering
Approximately 90% of deposits are FDIC-insured or collateralized



< Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
< Software allows servicing of SEC receivers and non-chapter 7 cases

< Full service digital banking, wealth management, and securities trading

< Fiduciary services for trustees
< 1031 exchange firms
< Title and escrow companies
< HOA and property management

Fiduciary Services $1.1 B

Consumer Direct $7.8 B

< White-label banking

Specialty[2] Deposits $1.2 B

Diversified Deposit Gathering Business Lines

Distribution Partners $0.7 B

Axos Securities[1] $1.2 B

Commercial / Treasury Management $4.4 B

Small Business Banking $0.3 B

< Broker-dealer client cash
< Broker-dealer reserve accounts

< Business banking with simple suite of cash management services

< Full service treasury/cash management
< Team enhancements and geographic expansion
< Bank and securities cross-sell

*Deposit balances as of 3/31/23
[1]Excludes approximately $700 million of off-balance sheet deposits
[2]Excludes approximately $680 million of client deposits held at other banks

17

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

Total Deposits = $2.1 billion



March 31, 2023

Total Deposits = $16.7 billion



Checking Growth (6/2013 – 3/2023) = 1,759%
Savings Growth (6/2013 – 3/2023) = 1,060%

Customer Base and Deposit Volume is Well Distributed Throughout the United States



Axos Deposits Have National Reach With Customers in Every State

Commercial Loans and Deposits



Spot Balance ($B's)

29.5% CAGR

28.9% CAGR

$4.45
$3.01
$9.67
$6.45

Jun-19   Jun-22

■ Loans   ■ Deposits

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Deposit Growth Drivers

- Unique value proposition encompassing industry expertise, product/technology, service levels and financial value

Non-Interest Income Growth and Diversification

axos™

Year Ended
June 30, 2019

Total Non-Interest Income =
$82.9 million



Three Months Ended
March 31, 2023

Total Non-Interest Income =
$129.0 million*



Securities Segment Fee Income ** (6/2019 –3/2023) = 603%

* Note: non-interest income annualized 3/31/23 quarterly data for presentation in pie graph and comparison vs 6/30/19.
** Note: FY23 includes advisory fee income from AAS business, which was acquired August 2, 2021.

Axos Securities Overview

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs



Axos Securities

Axos Clearing
Securities Clearing & Custody

69 IBDs
223 RIAs
~320,000 Clients

Axos Invest
Digital Wealth & Personal Financial Management

~28,000 Clients

Axos Trading
Self-Directed Trading

Launched Fiscal Q1 2022

Access to ~348,000 Clients

Consumer Banking
› Consumer Deposit Accounts
› ODL/Margin Accounts
› Jumbo Single Family Mortgage Loans

Commercial Banking
› Securities-Backed Lines of Credit
› Cash Management
› Commercial Property Refinancing

Digital Solutions
› Universal Digital Platform
› Account Opening Platform

Integrated Securities and Banking

Leveraging Bank's existing digital platforms allows for unique integrated and flexible Banking and Securities product features



Axos Clearing and Custody Highlights

- Leadership team with more than 100 years combined industry experience.

- Proprietary front- and back-end technologies for advisors and broker-dealers.

- Nation's 8th largest Clearing Services firm by number of broker-dealer clients[1].

- More than $30 billion in Clearing Services client assets under custody and/or administration.

- Axos Financial, Inc. acquired E*TRADE Advisor Services in August 2021.



Custody	$	6,878,716
Clearing Fees & Execution		6,908,283
Cash Sorting		23,578,052
Margin Lending		3,260,430
Securities Lending		1,850,154
Net Interest Income		1,267,550
Net Revenues		$43,743,185



Custody	$	-
Clearing Fees & Execution		5,442,487
Cash Sorting		2,198,140
Margin Lending		3,040,793
Securities Lending		880,751
Net Interest Income (Expense)		(30,406)
Net Revenues	$	11,531,765

[1] InvestmentNews Top clearing and custody firms for financial advisers October 2021.

Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

Liberty Provides a Comprehensive Turnkey Platform



Serving 184 RIAs[1,3]
($1M+ AUC)

~$23B Assets Under Custody[2]



TAMPs

61% of Total AUC[3]

Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor



Traditional RIAs

36% of Total AUC[3]

Gathers and manages assets, works directly with investor



Small RIAs

3% of Total AUC[3]

Advisors with <$25M in AUC

Note: Data as of 03/31/2023
1. 212 total advisors on Liberty platform; advisors with <$1M AUC comprise <$9M in total assets; there are 11 non-AAS RIAs not on Liberty at Axos Clearing
2. Includes $196M 401K AUC
3. Excludes $196M 401K AUC

26

Axos Clearing Revenue Sensitivity to Key Metrics

Increase in revenue related to key metrics – Illustrative

Axos Clearing – excluding AAS



AUC Increase

Revenue

- $250M: $1.92M
- $500M: $3.83M
- $750M: $5.75M
- $1B: $7.66M

Increase in AUC



Lending Balances

■ Margin Balances ■ Sec Lending Balances

Revenue

- $50M: Margin $3.54M, Sec Lending $2.05M
- $100M: Margin $7.09M, Sec Lending $4.09M
- $150M: Margin $10.63M, Sec Lending $6.14M
- $200M: Margin $14.17M, Sec Lending $8.19M

Increase in Lending Balances

*Analysis does not include any benefits from cash deposits held on balance sheet

Axos Clearing Long-Term Revenue and Expense Synergies

Revenue Synergies

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending

Cost Synergies

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs



Axos Invest Managed Portfolios Overview

Core Services

- Digital advisor that helps consumers achieve their investing goals through asset allocation, diversification, and low-cost ETFs.
- Automatic Rebalancing and Tax Loss Harvesting Services.
- Generate recurring revenue streams on assets under management.

Key Features

- **Imbedded Advice:** Consumers are drawn to trusted advice when it is available for low cost.
- **Long-term track record:** Retention of customers due to strong risk-adjusted performance. Creates stability in asset growth through up and down markets.
- **Rewards Checking 2.0:** Managed Portfolios platform helps consumers achieve higher banking rate.

Customer Served

- Consumers who do not have an advisor, looking for low-cost entry point to advice.
- Consumers who have no time or desire to make investment decisions on their own.



Sticky customer accounts with opportunities to cross-sell banking and premium services

Axos Invest Self Directed Trading Overview

Core Services
- Competitive price discovery and execution of equity, options, ETFs, and Mutual Funds integrated with our Universal Digital Banking platform.
- Access to third-party research, alerts, and watch lists.

Key Features
- **Subscription Program:** $10 monthly for extended trading hours, margin lending, reduced option costs, access to third party analyst research.
- **Thought Leadership:** Provide market outlook, thematic blogs, product spotlights to create engagement.
- **Licensed Relationship Managers:** Available to assist with account opening, tutorials on platform tools, and investment vehicle education.

Customer Served
- Consumers with advisors who need a place to hold low-cost basis stock, legacy positions, self-serve on favorite ideas.
- Do-It-Yourself investors who want to ideate and trade their own portfolios.



Extending our 'synergistic loop' to capture consumers needing S/D Trading capabilities integrated with our digital banking platform

Axos Invest Managed Portfolios Industry Comparison



   

Attributes	Axos	SoFi	Betterment	Fidelity Go
Business Model and Differentiators	Low-cost, integrated Bank, Borrow, and Invest financial suite – best of both worlds with strong value for consumers	Simple ETF allocation bundled with SoFi loans and free management and unlimited access to financial advisors	Simple asset allocation and rebalancing model with low fees – Advisor access with premium subscription	Simplified choice for investors who want an all-digital Robo-advisor
Fee Structure (AUM)	0.24%	Free	The greater of $4/Month or 0.25%	Free: AUM <$25k 0.35% >$25k
User Interface	Simple and seamless feel across both platforms	Very simple, easy to use, but generic	Very simple, easy to use, but generic	Very simple, easy to use, but generic
Promotion	$200 for $2000 funded and invested	Free career counseling & loan discounts with qualifying deposit	Up to 1 year of free management for new clients.	N/A
Other	Access to licensed relationship team, Core and thematic models, traditional & roth IRA's	No socially responsible portfolio options	IRA access limited to paid membership	Only offers access to Fidelity Flex mutual funds

Key Differentiators

Integrated financial suite of products

Highly personal servicing approach

Key Goals of Universal Digital Bank

aXOS

Personalization
> Increase chances of offering right product at the right time and place
> Personalization is the right antidote for too much choice, too much content, and not enough time

Self-Service
> Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages
> Products optimized by channel, recipient and journey
> Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)

Facilitate Partnerships
> Easy integration of third-party features (e.g., biometrics)
> Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party
> Enable creative customer acquisition partners

Customizable Experience
> Provide holistic and interactive and intuitive design experience
> Integrate online experience with other channels

Cross-Sell
> Artificial intelligence and big data credit models enable quick credit decisions
> Customized product recommendations based upon analytical determination of need

Evolving Capabilities of the UDB Platform

UDB offers a growing set of products, capabilities and supported user segments



The Digital Experience Roadmap

We continue to **evolve our digital experience** and **provide modern solutions** so financial services providers can have the speed, scalability, and flexibility they need to **deliver better client experiences**



Holistic Credit Risk Management

aXOS

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities



Credit Monitoring & Oversight

Loan Life Cycle: Set Appetite › Originations › Portfolio Management › Reporting › Special Assets

Axos Credit Objectives: Establish Credit Framework and Culture · Safe Growth · Monitor Assets Throughout Life Cycle · Data-Driven Decision Making · Mitigate Problem Loans

Example of Credit Tools:
- Board of Directors
- Annual Strategic Plan
- Corporate Governance
- Policies & Approval Authorities

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Annualized Charge-offs (Recoveries) to Average Loans Outstanding



Note I: Company uses a June 30 fiscal year-end.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated December 8, 2020.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)
($ in millions)



Allowance for Credit Losses (ACL) by Loan Category as of March 31, 2023



$ millions

Loans		Loan Balance	ACL $	ACL %
	Single Family - Mortgage and Warehouse	$4,087.5	$18.5	0.45%
	Multifamily & Commercial Mortgage	3,082.8	14.3	0.46%
	Commercial Real Estate	5,794.3	68.4	1.18%
	Commercial & Industrial Non-RE	2,454.8	46.7	1.90%
	Auto & Consumer	594.6	13.4	2.25%
	Other	6.2	0.0	0.24%
		$16,020.2	$161.3	1.01%

Contact Information

axOS

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com